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                                                Filed Pursuant to Rule 424(b)(3)
                                                Registration No. 333-93481
PROSPECTUS

                                1,000,000 SHARES

                                CERUS CORPORATION

                                  COMMON STOCK

         The selling stockholders listed on page 16 are offering up to 1,000,000 shares of Cerus Corporation common stock. We sold the shares to the selling stockholders on February 16, 2000 in a private transaction.

         Our common stock trades on the Nasdaq National Market under the symbol CERS. On February 15, 2000, the last reported sale price of our common stock was $36.75 per share.

         We will not be paying any underwriting discounts or commissions in this offering.

         INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

February 16, 2000

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                                TABLE OF CONTENTS


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
CERUS..............................................................................3

RISK FACTORS.......................................................................5

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS..............................14

WHERE YOU CAN FIND MORE INFORMATION ABOUT CERUS AND THIS OFFERING.................15

USE OF PROCEEDS...................................................................15

SELLING STOCKHOLDERS..............................................................16

PLAN OF DISTRIBUTION..............................................................18

CERTAIN TRANSACTIONS..............................................................20

LEGAL MATTERS.....................................................................21

EXPERTS...........................................................................21

         We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You should not rely on any unauthorized information. This prospectus does not offer to sell or buy any shares in any jurisdiction in which it is unlawful. The information in this prospectus is current as of the date on the cover.



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                                      CERUS

         Cerus develops products to prevent the transmission of diseases through blood transfusions. Our systems inactivate infectious pathogens in blood components and inhibit the white blood cell activity that is responsible for certain adverse immune and other transfusion-related reactions. Blood components include platelets, fresh frozen plasma and red blood cells. Our pathogen inactivation systems, which are at various stages of pre-commercial development, treat each of these components. We believe that our proprietary technology has the potential to inactivate many new pathogens before they are identified and before screening tests have been developed to detect them in the blood supply. Because our systems are designed to inactivate rather than merely test for pathogens, they may reduce the risk of transmission of pathogens that would remain undetected by current testing methods. We also are leveraging our core technology into programs for decontaminating plasma derivatives and improving the outcome of bone marrow or stem cell transplants in cancer patients.

         We have completed five clinical trials of our platelet system, three clinical trials of our fresh frozen plasma system and two clinical trials of our red blood cell system. Our platelet system is in Phase 3 clinical trials in Europe and the United States. Our fresh frozen plasma system is in a Phase 3 clinical trial in the United States. Our red blood cell system is in Phase 1 clinical trials in the United States. Our system for improving the outcomes of stem cell transplants is in a Phase 1 clinical trial in the United States.

         We are a Delaware corporation. Our principal executive offices are located at 2525 Stanwell Drive, Suite 300, Concord, California 94520, and our telephone number is (925) 603-9071. In this prospectus, "Cerus," "we," "us," and "our" refer to Cerus Corporation, unless the context otherwise requires.


                               RECENT DEVELOPMENTS

U.S. PHASE 3 CLINICAL TRIAL OF OUR PLATELET PATHOGEN INACTIVATION SYSTEM

         In the third quarter of 1999, we initiated platelet transfusions in a United States Phase 3 clinical trial. The multi-center study is designed to evaluate the ability of platelets treated with our pathogen inactivation system to control clinical bleeding. This trial is designed to include approximately 600 patients, who will receive either treated or untreated platelets for a specified period of time. The primary endpoint to be evaluated is the incidence of clinical bleeding events while the patients are receiving platelet support.

PHASE 3 CLINICAL TRIALS OF OUR FRESH FROZEN PLASMA PATHOGEN INACTIVATION SYSTEM

         In the third quarter of 1999, we initiated transfusions in a Phase 3 clinical trial in the first of three patient groups. This single-arm, open-label study is designed to evaluate coagulation factor function following transfusion of fresh frozen plasma treated with our pathogen inactivation system. We plan to enroll 30 patients in this patient group, who will receive fresh frozen plasma for treatment of certain types of congenital clotting factor deficiencies. We have also received FDA clearance to conduct Phase 3 clinical trials in two additional patient groups: patients receiving fresh frozen plasma to treat acquired clotting factor deficiencies and patients requiring large volume fresh frozen plasma exchange to treat diseases such as thrombotic thrombocytopenic purpura.

         In the third quarter of 1999, we completed a Phase 2b clinical trial. This was a controlled, double-blind trial in 13 patients diagnosed with chronic liver diseases. The study showed that correction of patients' blood clotting time and coagulation factor levels after transfusion were not adversely affected by our treatment.

CLINICAL TRIALS OF OUR RED BLOOD CELL PATHOGEN INACTIVATION SYSTEM

         In the third quarter of 1999, we completed a Phase 1b clinical trial of our red blood cell pathogen inactivation system. The study, which included 28 healthy subjects, each of whom received four transfusions of treated red blood cells, demonstrated there was no detectable immune response directed against the red blood cells treated with our pathogen inactivation system and stored for 35 days. The study also showed that circulation of



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treated red blood cells 24 hours after transfusion exceeded the American
Association of Blood Banks standard for red blood cell recovery.

         In the third quarter of 1999, we completed a Phase 1a clinical trial of our red blood cell pathogen inactivation system. The randomized, controlled study, which included 42 healthy subjects, was designed to evaluate the post-transfusion viability of red blood cells treated with our pathogen inactivation system and stored for 35 days. The study showed that the circulation of both the treated and untreated red blood cells 24 hours after transfusion exceeded the American Association of Blood Banks standard for red blood cell recovery.

CLINICAL TRIAL OF OUR ALLOGENEIC CELLULAR IMMUNOTHERAPY SYSTEM (ACIT)

         In the third quarter of 1999, we initiated patient treatment in a Phase 1 clinical trial in patients undergoing stem cell transplantation. The study is designed to enroll approximately 30 patients, who will receive treated donor T-cells as an adjunct to haploidentical (half-matched) stem cell transplants. Patients receive a transfusion of donor T-cells treated with S-59 in conjunction with stem cells provided by a close relative.

RECEIPT OF AN $800,000 NIH GRANT

         In September 1999, we were awarded an $800,000 federal grant to be administered by the National Institutes of Health (NIH) to support research relating to our ACIT program. The grant will provide funding over three years for pre-clinical research relating to the use of our proprietary technologies in conjunction with stem cell transplantation as a treatment for blood disorders such as sickle cell anemia and thalassemia.
FOURTH QUARTER AND YEAR-END FINANCIAL RESULTS

         For the three months ended December 31, 1999, we reported a net loss of $7.1 million, or $0.60 per share, compared to a net loss of $6.2 million, or $0.66 per share, in the comparable period of 1998. For the year ended December 31, 1999, we reported a net loss of $22.6 million, or $2.04 per share, compared to a net loss of $29.6 million, or $3.17 per share, in the comparable period in 1998. At December 31, 1999, we had cash, cash equivalents and short-term investments totaling $40.4 million.
ADOPTION OF STOCKHOLDER RIGHTS PLAN

         Our Board of Directors approved the adoption of a stockholder rights plan under which all stockholders of record as of November 23, 1999 will receive rights to purchase shares of a new series of preferred stock. The rights plan is designed to enable all of our stockholders to realize the full value of their investment and to provide for fair and equal treatment for all stockholders in the event that an unsolicited attempt is made to acquire Cerus.



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                                  RISK FACTORS

         You should carefully consider the following risk factors and warnings before making an investment decision. The risks described below may not be the only risks we face. Additional risks that we do not yet know of or that we currently think are immaterial may also impair our business operations. If any of the events or circumstances described in the following risks actually occurs, our business, financial condition, or results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

OUR PRODUCTS ARE IN AN EARLY STAGE OF DEVELOPMENT AND THERE IS A HIGH RISK OF FAILURE.

         We have no products that have received regulatory approval for commercial sale. All of our product candidates are in early stages of development, and we face the risks of failure inherent in developing medical devices and biotechnology products based on new technologies. Our products must satisfy rigorous standards of safety and efficacy before they can be approved by the United States Food and Drug Administration and international regulatory authorities for commercial use. Our platelet, fresh frozen plasma, red blood cell and stem cell transplantation programs are undergoing clinical testing to evaluate safety and efficacy and concurrent preclinical studies to evaluate their potential for carcinogenicity, mutagenicity, toxicity and other safety factors. Our other programs are still in the early stages of research and development. We will have to conduct significant additional product design and development and research, preclinical (animal) and clinical (human) testing before we can file applications with the FDA for product approval. Clinical trials and preclinical safety studies are expensive and have a high risk of failure. In addition, to compete effectively, our products must be easy to use, cost-effective and economical to manufacture on a commercial scale. We cannot assure you that we can achieve any of these objectives. Certain system components remain in the design stage. Any of our products may fail or experience delays in the design, development or testing processes or may not attain market acceptance. Also, third parties may develop superior products or have proprietary rights that preclude us from marketing our products. If research and testing is not successful, our products are not commercially viable or we cannot compete effectively, our business, financial condition and results of operations will be materially adversely affected.

THE PROGRESS AND RESULTS OF OUR PRECLINICAL AND CLINICAL TESTING ARE UNCERTAIN.

         We must provide the FDA and foreign regulatory authorities with preclinical and clinical data that demonstrate the safety and efficacy of our products before they can be approved for commercial sale. Clinical development, including preclinical testing, is a long, expensive and uncertain process. It may take us several years to complete our testing, and failure can occur at any stage of testing. We cannot rely on interim results of preclinical or clinical studies to necessarily predict their final results, and acceptable results in early studies might not be repeated in later studies. Any preclinical or clinical test may fail to produce results satisfactory to the FDA. Preclinical and clinical data can be interpreted in different ways, which could delay, limit or prevent regulatory approval. Negative or inconclusive results from a preclinical study or clinical trial or adverse medical events during a clinical trial could cause a preclinical study or clinical trial to be repeated or a program to be terminated, even if other studies or trials relating to the program are successful.

         We typically rely on third-party clinical investigators to conduct our clinical trials and other third-party organizations to perform data collection and analysis, and as a result, we face certain additional delaying factors outside our control. These factors include:

     -   difficulty in enrolling qualified subjects,

     -   inadequately trained or insufficient personnel at the study site, and

     -   delays in approvals from a study site's review board.

         We cannot assure you that planned trials will begin on time or that any of our preclinical or clinical testing will be completed on schedule or at all. Certain of our clinical trials involve patient groups that have rare medical conditions, and we may have difficulty in identifying and enrolling a sufficient number of patients to complete the



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trials on a timely basis. We cannot assure you that any trials will result in marketable products or that any products will be commercially successful even if approved for marketing. Our product development costs will increase if we have delays in testing or approvals. If the delays are significant, our business, financial condition and results of operations will be materially adversely affected.

WE FACE MANUFACTURING UNCERTAINTIES BECAUSE OUR PRODUCTS HAVE NOT BEEN MANUFACTURED ON A COMMERCIAL SCALE.

         Our products, and many of their components, have never been manufactured on a commercial scale. It may be difficult or impossible to manufacture our products economically on a commercial scale. We intend to use third-party manufacturers to produce commercial quantities of our products, including the inactivation compounds.

         We have contracted with two manufacturers to provide enough S-59, the inactivation compound we use in our platelet and fresh frozen plasma systems, to meet our anticipated clinical trial requirements. Only one of the manufacturers is performing the complete synthesis of S-59. If this manufacturer cannot produce S-59 in commercial quantities, we may face delays and shortfalls before our alternate manufacturer can produce sufficient quantities. Also, any new manufacturer will have to prove both to us and to the FDA that its manufacturing process complies with government regulations. We may need to identify and qualify additional manufacturers for commercial production. We cannot be certain that our existing manufacturers or any new manufacturer will be able to provide required quantities of S-59.

         We have produced only limited quantities of S-303, the inactivation compound we use in our red blood cell pathogen inactivation system, for research and clinical development. A sole third-party manufacturer has produced enough S-303 for anticipated preclinical and clinical studies. We cannot be certain that this manufacturer will be able to produce S-303 on a commercial scale. We also do not know whether we will be able to enter into arrangements for the commercial-scale manufacture of S-303 on reasonable terms or at all.

         We purchase certain key components of our compounds from a limited number of suppliers. While we believe there are alternative suppliers for these components, it would be expensive and time-consuming to establish additional or replacement suppliers for our compounds.

         Baxter Healthcare Corporation, a development and marketing partner, is responsible for manufacturing and assembling components of our systems. Baxter has not manufactured these components in commercial quantities and may not be able to provide them to us on an economical basis. Baxter intends to rely on third parties to manufacture some of these components, which are customized and have not been manufactured on a commercial scale. If Baxter or its third-party component suppliers fail to develop commercially acceptable manufacturing processes for these components, our business, results of operations and financial condition will be materially adversely affected. If we were unable to find adequate suppliers for these components, we would be required to redesign the systems, which could lead to additional testing and clinical trials. If we were required to redesign the products, our development costs would increase and our programs could be delayed significantly.

OUR PRODUCTS MAY NEVER BE ACCEPTED BY THE HEALTH CARE COMMUNITY.

         We believe that our ability to commercialize our systems effectively will depend on the safety, efficacy and cost-effectiveness of our products and the availability of adequate insurance reimbursement for these products. We believe that market acceptance of our pathogen inactivation systems will depend on the extent to which physicians, patients and healthcare payors perceive that the benefits of using our systems justify their additional cost, given that the blood supply has become safer in recent years. Our ability to successfully commercialize our products depends in part on obtaining adequate reimbursement for product costs and related treatment of blood products from governmental authorities and private healthcare insurers (including health maintenance organizations). Government and private third-party payors are increasingly attempting to contain healthcare costs by limiting both the extent of coverage and the reimbursement rate for new tests and treatments. In addition, we do not expect our products to inactivate all known pathogens, and the inability of our systems to inactivate certain pathogens may adversely affect market acceptance of our products. Even if our products receive the necessary regulatory and healthcare reimbursement approvals, our products may not achieve any significant degree of market acceptance among blood centers, physicians, patients and healthcare payors. Other technologies have been developed in recent years that



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have the potential to improve the safety of the blood supply. These technologies include donor retested fresh frozen plasma, solvent-detergent treated fresh frozen plasma and new methods to test for various blood-borne pathogens. For various reasons, such as implementation costs and logistical concerns, the transfusion industry has not always integrated these technologies into their processes. Although we believe our inactivation systems can improve the safety of the blood supply significantly, we cannot assure you that our technologies will be accepted rapidly or at all. If our products fail to achieve market acceptance, our business, results of operations and financial condition would be materially adversely affected.

         We are currently developing our platelet pathogen inactivation system in the United States to treat apheresis platelets. Apheresis platelets are collected from a single donor using an automated collection machine. Currently, we estimate that approximately 60% of platelets are collected by apheresis in the United States, and the balance are pooled random donor platelets. We cannot predict whether the market for apheresis platelets will be maintained or will develop further. If this market declines, our business, results of operation and financial condition will be materially adversely affected. If we conduct additional clinical trials to obtain FDA approval of the system for use in treating random donor platelets, our development expenses will increase significantly. In addition, FDA regulations limit the time from pooling to transfusion to four hours to minimize the proliferation of bacterial contamination in the pooled product. As a result, most pooling occurs in hospitals. Our platelet system is designed for use in blood centers and requires approximately six hours of processing. Therefore, the FDA's time limit between pooling and transfusion currently precludes the use of our system with pooled random donor platelets. Although our system is designed to reduce the risk of bacterial contamination, we cannot predict whether the FDA would remove this process time constraint to allow our system to be used with pooled random donor platelets.

         Baxter is one of three primary manufacturers of equipment for the collection of apheresis platelets. The equipment, design and materials used to collect the platelets vary from manufacturer to manufacturer. We are conducting our preclinical and clinical studies using only Baxter's equipment and materials, and initially we intend to seek FDA approval for our systems for use only with Baxter's collection systems. As a result, market acceptance of our platelet system will depend on the market acceptance of Baxter's collection equipment. Blood centers may be reluctant to replace their existing equipment, and the FDA may require us to make our systems compatible with other equipment. If we are required to develop our platelet system for use on other manufacturers' equipment, or if we decide to address a broader market, we will need to perform additional studies, which will increase our development costs and which may not be successful.

A SMALL NUMBER OF CUSTOMERS WILL DETERMINE MARKET ACCEPTANCE OF OUR PATHOGEN INACTIVATION SYSTEMS.

         The market for our pathogen inactivation systems is dominated by a small number of blood collection centers. In the United States, the American Red Cross collects and distributes approximately 50% of the nation's supply of blood and blood components. Other major United States blood centers include the New York Blood Center and United Blood Services, each of which distributes approximately 6% of the nation's supply of blood and blood components. In Western Europe and Japan, various national blood transfusion services or Red Cross organizations collect, store and distribute virtually all of their respective nations' blood and blood components supply. If we fail to properly market, price or sell our products to even a small number of these large customers, our business, financial condition and results of operations could be materially adversely affected.

WE RELY HEAVILY ON BAXTER FOR DEVELOPMENT FUNDING, MARKETING AND SALES.

         We have development and marketing agreements with Baxter for our platelet, fresh frozen plasma and red blood cell pathogen inactivation systems, and we rely on Baxter for significant financial and technical contributions to these programs. Our ability to develop, manufacture and market these products successfully depends significantly on Baxter's performance under these agreements.

     - Baxter can terminate our agreements or fail to perform. Baxter can terminate the agreements without cause under certain circumstances. If Baxter terminates the agreements or fails to provide adequate funding to support the product development efforts, we will need to obtain additional funding from other sources and will be required to devote additional resources to the development of our products. We cannot assure you that we would be able to find a suitable substitute partner in a timely manner, on reasonable



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         terms or at all. If we fail to find a suitable partner, our research, development or commercialization of certain planned products would be delayed significantly which would cause us to incur additional expenditures.

     - We rely on Baxter for the marketing, sales and distribution of our products. We do not have and currently do not plan to develop our own marketing and sales organization. Instead, we plan to rely on Baxter to market and sell the pathogen inactivation systems. If our joint development agreements with Baxter are terminated or if Baxter is unable to market the products successfully, we will be required to find another marketing, sales and distribution partner or develop these capabilities ourselves. We may not be able to find a suitable partner on favorable terms or on a timely basis, if at all. Developing marketing, sales and distribution capabilities ourselves would delay commercialization of our products and increase our costs.

     - We lack control over management decisions. Baxter and we share responsibility for managing the development programs for the pathogen inactivation systems. Management decisions are made by a management board that has equal representation from both Baxter and us. Our interests and Baxter's may not always be aligned. If we disagree with Baxter on program direction, a neutral party will make the decision. The neutral party may not decide in our best interest. Under the agreements, Baxter may independently develop a pathogen inactivation system for fresh frozen plasma using their pre-existing methylene blue technology. Such an effort by Baxter could create conflicts in our joint program for the development of a pathogen inactivation system for fresh frozen plasma.

OUR PRODUCTS ARE SUBJECT TO EXTENSIVE REGULATION BY DOMESTIC AND FOREIGN GOVERNMENTS.

         Our products under development and anticipated future products are subject to extensive and rigorous regulation by United States local, state and federal regulatory authorities and by foreign regulatory bodies. These regulations are wide-ranging and govern, among other things:

     -   product development,

     -   product testing,

     -   product manufacturing,

     -   product labeling,

     -   product storage,

     -   product pre-market clearance or approval,

     -   product sales and distribution, and

     -   product advertising and promotion.

         The FDA and other agencies in the United States and in foreign countries impose substantial requirements upon the manufacturing and marketing of products such as those being developed by our company or any partner. The process of obtaining FDA and other required regulatory approvals is long, expensive and uncertain. The time required for regulatory approvals is uncertain and the process typically takes a number of years, depending on the type, complexity and novelty of the product. We may encounter significant delays or excessive costs in our efforts to secure necessary approvals or licenses.

         We cannot be sure that our products will receive FDA approval in a timely manner, if at all. Even if approvals are obtained, the marketing and manufacturing of drug products are subject to continuing FDA and other regulatory requirements, such as requirements to comply with good manufacturing practices. The failure to comply with such requirements could result in enforcement action, which could adversely affect us and our business. Later discovery of problems with a product, manufacturer or facility may result in additional restrictions on the product or



                                       8.
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manufacturer, including withdrawal of the product from the market. The government may impose new regulations which could further delay or preclude regulatory approval of our potential products. We cannot predict the impact of adverse governmental regulation which might arise from future legislative or administrative action.

         We intend to generate product revenue from sales outside of the United States. Distribution of our products outside the United States also may be subject to extensive government regulation. These regulations, including the requirements for approvals or clearance to market, the time required for regulatory review and the sanctions imposed for violations, vary by country. It is uncertain whether we will obtain regulatory approvals in such countries or that we will be required to incur significant costs in obtaining or maintaining our foreign regulatory approvals. Failure to obtain necessary regulatory approvals or any other failure to comply with regulatory requirements could result in reduced revenue and earnings.

         To support our requests for FDA approval to market our products, we intend to conduct various types of studies including:

     -   toxicology studies to evaluate product safety,

     -   in vitro and animal studies to evaluate product effectiveness, and

     - human clinical trials to evaluate the safety, tolerability and effectiveness of treated blood components.

         We have conducted many toxicology studies to demonstrate our products' safety, and we plan to conduct additional toxicology studies throughout the product development process. At any time, the FDA may require further toxicology or other studies to further demonstrate our products' safety, which could delay commercialization. We believe the FDA is likely to weigh the potential risks of using our pathogen inactivation products against the incremental benefits, which may be less compelling in light of improved safety in the blood supply. In addition, our clinical development plan assumes that we will not be required to perform human clinical studies to demonstrate our systems' ability to inactivate pathogens. Although we have discussed this plan with the FDA, they may find it unacceptable at any time and may require human clinical trials to demonstrate efficacy in inactivating pathogens. Such trials may be too large and expensive to be practical.

         Regulatory agencies may limit the uses, or indications, for which any of our products is approved. For example, we believe that we will be able to claim the inactivation of particular pathogens only to the extent we have in vitro or animal data to support such claims.

         In addition to the regulatory requirements applicable to us and our products, there are regulatory requirements applicable to our prospective customers, the blood centers that process and distribute blood and blood products. Blood centers and others will likely be required to obtain approved license supplements from the FDA before shipping products processed with our pathogen inactivation systems interstate. This requirement or FDA delays in approving these supplements may deter some blood centers from using our products. Blood centers that do submit supplements may face disapproval or delays in approval that could provide further delay or deter them from using our products. The regulatory impact on potential customers could slow or limit the potential sales of our products.

WE ARE USING PROTOTYPE COMPONENTS IN OUR CLINICAL TRIALS AND HAVE NOT COMPLETED THEIR COMMERCIAL DESIGN.

         The system disposables and ultraviolet light sources we use in our clinical trials are only prototypes. We are developing the commercial design for these products at the same time. As a result, we will be required to perform studies to demonstrate the equivalence of the prototype and the commercial design. We plan to demonstrate this equivalence by conducting these studies in healthy subjects using the commercial versions of the systems. However, regulatory agencies may require us to perform additional studies, both preclinical and clinical, using the commercial versions of the systems. If we are required to perform our planned studies with patients or to conduct additional preclinical studies, the commercialization of our products will be delayed. If we fail to develop commercial versions of the systems on schedule, our business, results of operations and financial condition will be materially adversely affected.



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WE HAVE ONLY A LIMITED OPERATING HISTORY AND WE EXPECT TO CONTINUE TO GENERATE
LOSSES.
         We may never achieve a profitable level of operations. To date, we have engaged primarily in research and development. Our development and general and administrative expenses have resulted in substantial losses. As of December 31, 1999, we had an accumulated deficit of approximately $87.5 million. All of our products are in the research and development stage, and we have not received any revenue from product sales. We have received all of our revenue under our agreements with Baxter and federal research grants. We will be required to conduct significant research, development, clinical testing and regulatory compliance activities for each of these products. We expect our losses to continue at least through 2001. We also expect our losses to fluctuate significantly from quarter to quarter due to differences in the timing of our expenses and potential revenue from Baxter. Our ability to become profitable will depend on our ability to, among other things:
     -   establish adequate protection of our intellectual property rights,

     -   complete our product development,

     -   obtain product regulatory approvals, and

     -   achieve market acceptance for our products.

WE WILL NEED ADDITIONAL FUNDS.

         Our product development programs are capital-intensive. We expect to continue to spend substantial funds for our operations for the foreseeable future. We believe that our existing capital resources, together with the net proceeds from this offering, anticipated payments from Baxter under our agreements with Baxter and projected interest income, will support our current and planned operations for at least the next 18 months. Our cash, liquidity and capital requirements will depend on numerous factors, including additional research and development needs, product testing results, regulatory requirements, competitive pressures and technological advances and setbacks.

         In addition, we may require substantial funds for our long-term product development, marketing programs and operating expenses. We cannot assure you that we will be able to raise additional funds on acceptable terms or at all. If we raise additional funds by issuing equity securities, our existing stockholders may experience substantial dilution.

WE OPERATE IN A COMPETITIVE INDUSTRY WITH RAPIDLY CHANGING TECHNOLOGY.

         We expect our products to encounter significant competition. Our products may compete with other approaches to blood safety and improving the outcome of stem cell transplantation currently in use, as well as with future products developed by biotechnology and pharmaceutical companies, hospital supply companies, national and regional blood centers, and governmental organizations and agencies. Our success will depend, in part, on our ability to respond quickly to medical and technological changes through the development and introduction of new products. Product development is risky and uncertain, and we cannot assure you that we will develop our products successfully. Competitors' products or technologies may make our products obsolete or non-competitive before we are able to generate any significant revenue. Many of our competitors or potential competitors have substantially greater financial and other resources than we have. They may also have greater experience in preclinical testing, human clinical trials and other regulatory approval procedures. Our ability to compete successfully will depend, in part, on our ability to:

     -   attract and retain skilled scientific personnel,

     -   develop technologically superior products,

     -   develop lower cost products,

     - obtain patent or other proprietary protection for our products and technologies,



                                      10.
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     -   obtain required regulatory approvals for our products,

     -   be early entrants to the market, and

     - manufacture, market and sell our products, independently or through collaborations.

         Several companies are developing technologies which are, or in the future may be, the basis for products that will directly compete with or reduce the market for our pathogen inactivation systems. A number of companies are specifically focusing on alternative strategies for pathogen inactivation in various blood components. In May 1998, the FDA approved solvent-detergent for use in treating fresh frozen plasma in the United States. If the treatment of fresh frozen plasma by solvent-detergent becomes a widespread practice, which has not happened to date, it could adversely affect our ability to market our fresh frozen plasma pathogen inactivation system in the United States. Several other companies are currently marketing solvent-detergent or methylene blue-based pathogen inactivation systems for fresh frozen plasma in Europe.

         Other groups are developing synthetic blood product substitutes and products to stimulate the growth of platelets. If any of these technologies is successfully developed, it could have a material adverse effect on our business, financial condition and results of operations. Baxter has agreed to certain restrictions on its ability to independently develop and market products that compete with our products, however, these provisions may not prevent Baxter from developing or marketing competing products using methylene blue.

FAILURE TO ATTRACT AND RETAIN KEY EMPLOYEES WILL ADVERSELY AFFECT OUR BUSINESS.

         Because of the scientific nature of our business, we depend on the principal members of our management and scientific staff. Our success will depend largely on our ability to attract and retain highly skilled scientific and managerial personnel. Competition for such personnel is intense. We cannot assure you that we will be successful in attracting and retaining such personnel. The failure to maintain our management and scientific staff and to attract additional key personnel could materially adversely affect our business, financial condition and results of operations. Although we intend to provide incentive compensation to attract and retain our key personnel, we cannot guarantee these efforts will be successful.

WE MAY NOT BE ABLE TO PROTECT OUR INTELLECTUAL PROPERTY OR OPERATE OUR BUSINESS WITHOUT INFRINGING INTELLECTUAL PROPERTY RIGHTS OF OTHERS.

         Our technology will be protected from unauthorized use by others only to the extent that it is covered by valid and enforceable patents or effectively maintained as trade secrets. As a result, our success depends in part on our ability to:

     -   obtain patents,

     -   protect trade secrets,

     -   operate without infringing upon the proprietary rights of others, and

     -   prevent others from infringing on our proprietary rights.

         We cannot be certain that our patents or patents that we license from others will be enforceable and afford protection against competitors. Our patents or patent applications, if issued, may be challenged, invalidated or circumvented. Our patent rights may not provide us with proprietary protection or competitive advantages against competitors with similar technologies. Others may independently develop technologies similar to ours or independently duplicate our technologies. Due to the extensive time required for development, testing and regulatory review of our potential products, our patents may expire or remain in existence for only a short period following commercialization. This would reduce or eliminate any advantage of the patents.



                                      11.

         We cannot be certain that we were the first to make the inventions covered by each of our issued or pending patent applications or that we were the first to file patent applications for such inventions. We may need to license the right to use third-party patents and intellectual property to continue development and marketing of our products. We may not be able to acquire such required licenses on acceptable terms, if at all. If we do not obtain such licenses, we may need to design around other parties' patents or we may not be able to proceed with the development, manufacture or sale of our products.

         We may face litigation to defend against claims of infringement, assert claims of infringement, enforce our patents, protect our trade secrets or know-how, or determine the scope and validity of others' proprietary rights. Patent litigation is costly. In addition, we may require interference proceedings declared by the United States Patent and Trademark Office to determine the priority of inventions relating to our patent applications. Litigation or interference proceedings could have a material adverse effect on our business, financial condition and results of operations and could be unsuccessful in our efforts to enforce our intellectual property rights.

FAILURE TO OBTAIN ADEQUATE REIMBURSEMENT FROM GOVERNMENT HEALTH ADMINISTRATION AUTHORITIES, PRIVATE HEALTH INSURERS AND OTHER ORGANIZATIONS COULD MATERIALLY ADVERSELY AFFECT OUR FUTURE BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

         Our ability and the ability of our existing and future corporate partners to market and sell our products will depend, in part, on the extent to which reimbursement for the cost of our products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Third party payors are increasingly challenging the price of medical products and services.

         Significant uncertainty exists as to the reimbursement status of newly approved health care products. In addition, for sales of our products in Europe, we will be required to seek reimbursement on a country-by-country basis. We cannot be certain that any products approved for marketing will be considered cost effective or that reimbursement will be available or that allowed reimbursement in foreign countries will be adequate. In addition, payors' reimbursement policies could adversely affect our or any corporate partner's ability to sell our products on a profitable basis.

WE MAY BE LIABLE IF OUR PRODUCTS HARM PEOPLE.

         We are exposed to potential liability risks inherent in the testing and marketing of medical devices and products. We may be liable if any of our products causes injury, illness or death. We intend to obtain product liability insurance before the commercial introduction of any product, but do not know whether we will be able to obtain and maintain such insurance on acceptable terms. Any insurance we obtain may not provide adequate coverage against potential liabilities. A liability claim, regardless of merit or eventual outcome, could materially adversely affect our business, results of operations and financial condition.

WE USE HAZARDOUS SUBSTANCES THAT ARE SUBJECT TO ENVIRONMENTAL REGULATION.

         Our research and development involves the controlled use of hazardous materials, including certain hazardous chemicals, radioactive materials and pathogens. Accordingly, we are subject to federal, state and local laws governing the use, handling and disposal of these materials. We may incur significant costs to comply with additional environmental and health and safety regulations in the future. Although we believe that our safety procedures for handling and disposing of hazardous materials comply with regulatory requirements, we cannot eliminate the risk of accidental contamination or injury. If an accident occurs, we could be held liable for any damages that result.



                                      12.

THE MARKET PRICE OF OUR STOCK MAY BE HIGHLY VOLATILE.

         The market prices for securities of emerging medical device and biotechnology companies like us have been highly volatile. Announcements may have a significant impact on the market price of our common stock. Such announcements may include:

     -   biological or medical discoveries,

     - technological innovations or new commercial services by us or our competitors,

     - developments concerning proprietary rights, including patents and litigation matters,

     - regulatory developments in both the United States and foreign countries,

     -   public concern as to the safety of new technologies,

     -   general market conditions,

     - comments made by analysts, including changes in analysts' estimates of our financial performance, and

     -   quarterly fluctuations in our revenue and financial results.

         The stock market has from time to time experienced extreme price and volume fluctuations, which have particularly affected the market prices for emerging biotechnology and medical device companies, and which have often been unrelated to the operating performance of such companies. These broad market fluctuations may adversely affect the market price of our common stock. In addition, sales of substantial amounts of our common stock in the public market following this offering could lower the market price of our common stock. In the past, following periods of volatility in the market price of a company's stock, securities class action litigation has occurred against the issuing company. Such litigation could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect on our revenue and earnings. Any adverse determination in such litigation could also subject us to significant liabilities.

DELAWARE LAW, PROVISIONS IN OUR CHARTER AND OUR RIGHTS PLAN COULD MAKE THE ACQUISITION OF OUR COMPANY BY ANOTHER COMPANY MORE DIFFICULT.

         Provisions of our certificate of incorporation may have the effect of delaying or preventing changes in control or management or limit the price that investors may be willing to pay for shares of our common stock. We also are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law, which could delay a merger, tender offer to proxy contest or make a similar transaction more difficult. In addition, our board of directors has the authority to issue up to 5,000,000 shares of preferred stock without stockholders' approval, of which 8,327 shares currently are outstanding. The rights of the holders of common stock will be subject to, and may be affected by, the rights of the holders of outstanding preferred stock and any preferred stock that may be issued in the future. The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock.

         Also, in November 1999, our board of directors adopted a stockholder rights plan, or "poison pill," which has anti-takeover effects.



                                      13.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Some of the statements in this prospectus and the documents incorporated by reference are forward-looking statements. These statements are based on our current expectations, assumptions, estimates and projections about our business and our industry, and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's results, levels of activity, performance or achievement to be materially different from any future results, levels of activity, performance or achievements expressed or implied in or contemplated by the forward-looking statements. Words such as "believe," "anticipate," "expect," "intend," "plan," "will," "may," "should," "estimate," "predict," "potential," "continue," or the negative of such terms or other similar expressions, identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of several factors more fully described under the caption "Risk Factors" and in the documents incorporated by reference. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We do not intend to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.



                                      14.

        WHERE YOU CAN FIND MORE INFORMATION ABOUT CERUS AND THIS OFFERING

         You should rely only on the information provided or incorporated by reference in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the document.

         We have filed with the SEC a registration statement on Form S-3 to register the common stock offered by this prospectus. However, this prospectus does not contain all of the information contained in the registration statement and the exhibits and schedules to the registration statement. We strongly encourage you to carefully read the registration statement and the exhibits and schedules to the registration statement.

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, DC, New York, New York and Chicago, Illinois. You can request copies of these documents by contacting the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's website at www.sec.gov.

         The SEC allows us to "incorporate by reference" the information contained in documents that we file with them, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference which we filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934.

         The following documents filed with the SEC are incorporated by reference in this prospectus:

            1. Our Annual Report on Form 10-K for the year ended December 31, 1998;

            2. Our Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 1999;

            3.  Our Current Report on Form 8-K, dated November 3, 1999; and

            4. The description of our common stock set forth in our Registration Statement on Form 8-A, filed with the SEC on January 8, 1997.

         We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to Cerus Corporation, Attention: Investor Relations Officer, 2525 Stanwell Drive, Suite 300, Concord, California 94520, telephone: (925) 603-9071.


                                 USE OF PROCEEDS

         The proceeds from the sale of the common stock offered pursuant to this prospectus are solely for the account of the selling stockholders. We will not receive any proceeds from the sale of these shares of common stock.



                                      15.

                              SELLING STOCKHOLDERS

         We are registering the shares covered by this prospectus on behalf of the selling stockholders named in the table below. We issued all of the shares to the selling stockholders in a private placement transaction. We have registered the shares to permit the selling stockholders and their pledgees, donees, transferees or other successors-in-interest that receive their shares from a selling stockholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus to resell the shares.

         The following table sets forth the name of each selling stockholder, the number of shares owned by each selling stockholder, the number of shares that may be offered under this prospectus and the number of shares of our common stock owned by each selling stockholder as of February 15, 2000, the number of shares that may be offered under this prospectus and the number of shares of our common stock owned by each selling stockholder after this offering is completed. Except as set forth in the table below, none of the selling stockholders except Baxter Healthcare Corporation has had a material relationship with us within the past three years. See "Certain Transactions" for a description of our relationship with Baxter. The number of shares in the column "Number of Shares Being Offered" represent all of the shares that each selling stockholder may offer under this prospectus. The selling stockholders may sell some, all or none of their shares. We do not know how long the selling stockholders will hold the shares before selling them and we currently have no agreements, arrangements or understandings with any of the selling stockholders regarding the sale of any of the shares. The shares offered by this prospectus may be offered from time to time by the selling stockholders.

         The percentages of shares owned prior to the offering are based on 12,779,637 shares of our common stock outstanding, giving effect to the sale of 1,000,000 shares to the selling stockholders in the private placement.

                                                   SHARES BENEFICIALLY OWNED    NUMBER OF   SHARES BENEFICIALLY OWNED
                                                       PRIOR TO OFFERING      SHARES BEING        AFTER OFFERING
NAME                                                 NUMBER        PERCENT       OFFERED      NUMBER        PERCENT
------------------------------------------------     -------       -------    ------------    -------       -------
Aries Domestic Fund, LP                               14,033           *          14,033            0          0

Aries Master Fund                                     34,873           *          34,873            0          0

Aries Domestic Fund II, LP                             1,094           *           1,094            0          0

Ashton Partners L.L.C.                                10,000           *          10,000            0          0

Baxter Healthcare Corporation(1)                   2,403,037         18.4%       390,000    2,013,037        15.4%

BayStar Capital, L.P.                                 20,000           *          20,000            0          0

BayStar International LTD                             20,000           *          20,000            0          0

Doyle, Lawrence S.                                    10,000           *          10,000            0          0

Galleon Healthcare Partners, L.P.                     17,191           *          17,191            0          0

Galleon Healthcare Overseas, Ltd.                     57,809           *          57,809            0          0

Lincoln Partners                                      75,000           *          75,000            0          0

Meriken Nominees Ltd.                                 20,000           *          20,000            0          0

Narragansett Offshore Ltd.                            12,600           *          12,600            0          0

Narragansett I, LP                                    47,400           *          47,400            0          0

Oracle Partners                                       58,000           *          58,000            0          0

Oracle Institutional Partners                         19,500           *          19,500            0          0


                                      16.

GSAM Oracle                                           18,500           *          18,500            0          0

Oracle Offshore                                        4,000           *           4,000            0          0

The R.E.K. Profit Sharing Trust
 FBO Robert E. King                                  146,195         1.1%         20,000      126,195        1.0%

United Capital Management, Inc.                      100,000           *         100,000            0          0

Weber, Alan J.                                        50,000           *          50,000            0          0

--------------
*  less than one percent of our common stock

(1) Includes 332,700 shares of common stock issuable upon conversion of Series B preferred stock. Baxter Healthcare Corporation is a wholly owned subsidiary of Baxter International Inc. Baxter International Inc. is a publicly-traded company listed on the NYSE under the symbol "BAX."

                                      17.

                              PLAN OF DISTRIBUTION

         The selling stockholders may sell the shares from time to time. The selling stockholders will act independently of us in making decisions regarding the timing, manner and size of each sale. The sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in privately negotiated transactions. The selling stockholders may effect these transactions by selling the shares to or through broker-dealers. The selling stockholders may sell their shares in one or more of, or a combination of:

         - a block trade in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction,

         - purchases by a broker-dealer as principal and resale by a broker-dealer for its account under this prospectus,

         - an exchange distribution in accordance with the rules of an exchange,

         - ordinary brokerage transactions and transactions in which the broker solicits purchasers, and

         -   privately negotiated transactions.

         To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. If the plan of distribution involves an arrangement with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, the amendment or supplement will disclose:

         - the name of each selling stockholder and of the participating broker-dealer(s),

         -   the number of shares involved,

         -   the price at which the shares were sold,

         - the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable,

         - that a broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

         -   other facts material to the transaction.

         From time to time, a selling stockholder may transfer, pledge, donate or assign its shares of common stock to lenders or others and each of such persons will be deemed to be a "selling stockholder" for purposes of this prospectus. The number of shares of common stock beneficially owned by the selling stockholder will decrease as and when it takes such actions. The plan of distribution for the selling stockholders' shares of common stock sold under this prospectus will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be selling stockholders hereunder. Upon being notified by a selling stockholder that a donee or pledgee intends to sell more than 500 shares, we will file a supplement to this prospectus.

         The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In these transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with selling stockholders. The selling stockholders also may sell shares short and redeliver the shares to close out short positions. The selling stockholders may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer the shares under this prospectus. The selling stockholders also may loan



                                      18.

or pledge the shares to a broker-dealer. The broker-dealer may sell the loaned shares, or upon a default the broker-dealer may sell the pledged shares under this prospectus.

         In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales. Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling stockholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, as amended, in connection with sales of the shares. Accordingly, any commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus that qualify for sale under Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than under this prospectus. The selling stockholders have advised that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

         The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in some states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

         Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, each selling stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

         We will bear all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against specific liabilities, including liabilities arising under the Securities Act. The selling stockholders have agreed to indemnify specific persons, including broker-dealers and agents, against specific liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.

         We have agreed to maintain the effectiveness of this registration statement until each selling stockholder can sell all of the shares it holds under Rule 144(k) promulgated under the Securities Act. The selling stockholders may sell all, some or none of the shares offered by this prospectus.



                                      19.

                              CERTAIN TRANSACTIONS

BAXTER HEALTHCARE CORPORATION

         Cerus is a party to agreements with Baxter for the development and commercialization of platelet, fresh frozen plasma and red cell pathogen inactivation systems. One agreement covers the platelet program, another covers the fresh frozen plasma and red blood cell programs. Baxter also has made several equity investments in Cerus, including investments in connection with these collaborations.

         The agreement for the platelet program provides for Baxter and Cerus to generally share system development costs equally, subject to mutually agreed budgets established from time to time, and for Cerus to receive 33.5% of revenue from sales of inactivation system disposables after each party is reimbursed for its cost of goods above a specified level. The agreement also provides for Baxter to make a $5.0 million cash milestone payment to Cerus upon approval by the FDA of an application to market products developed under the platelet program, comparable approval in Europe or termination of the program.

          The agreement for the fresh frozen plasma and red blood cell programs provides for Baxter and Cerus generally to share red blood cell system development costs equally, subject to mutually agreed budgets established from time to time. The agreement also provides for an equal sharing of revenue from sales of red blood cell inactivation disposables after each party is reimbursed for its cost of goods and a specified percentage allocation, not to exceed 14% of revenue, is retained by Baxter for marketing and administrative expenses. Also under the agreement, Cerus and Baxter equally funded the fresh frozen plasma program development through December 31, 1997, after which time Baxter's funding commitment for the fresh frozen plasma development program is limited to $1.2 million, of which $600,000 offset payments owed to Baxter in January 1999 and $600,000 is payable to Cerus in January 2000. Baxter has an exclusive, worldwide distribution license and will be responsible for manufacturing and marketing the fresh frozen plasma product under the direction of Cerus. The agreement also provides for Cerus to receive 75% and Baxter to receive 25% of revenue from sales of fresh frozen plasma inactivation system disposables after each party is reimbursed for its cost of goods and a specified percentage allocation, not to exceed 14% of revenue, is retained by Baxter for marketing and administrative expenses.

         Baxter currently holds approximately 1,680,337 shares of Cerus' common stock (2,070,337 shares, or 16.2%, after giving effect to the purchase of 390,000 shares in the private placement), and has purchased 5,000 shares of Series A convertible preferred stock for $5 million and 3,327 shares of Series B convertible preferred stock for $9.5 million. Baxter has made approximately $21.8 million of development and milestone payments to Cerus and has made
$37.0 million of equity investments ($46.8 million after giving effect to the purchase of shares in the private placement).

         Baxter is the only holder of Cerus preferred stock. The Series A preferred stock will convert to Cerus common stock upon the approval by the FDA of an application to market products developed under the platelet program, comparable approval in Europe or termination of the program. In the event of marketing approval, each share of Series A preferred stock will automatically convert into a number of shares of common stock equal to $1,000 divided by one hundred twenty percent (120%) of the average closing price of the common stock for the thirty (30) trading days prior to and including the trading day immediately prior to the approval. In the event of a program termination, each share of Series A preferred stock will automatically convert into a number of shares of common stock equal to $1,000 divided by the average closing price of the common stock for the thirty (30) trading days commencing with the fifteenth
(15th) trading day prior to the termination. Cerus has the right to redeem the Series A preferred stock prior to conversion for a $5.0 million cash payment. In the event of a program termination, Baxter may require Cerus to redeem the Series A preferred stock for a $5.0 million cash payment.

         Each share of Series B preferred stock becomes convertible at Baxter's option into 100 shares of Cerus common stock on March 3, 2000. The Series B preferred stock will earn a premium of 7% per annum until April 6, 2000. Cerus has the right to redeem the Series B preferred stock prior to conversion for a payment to Baxter equal to the aggregate purchase price of the shares redeemed.



                                      20.

CONSORTIUM FOR PLASMA SCIENCE

         In December 1998, Cerus and the Consortium for Plasma Science entered into an agreement for the development of a pathogen inactivation system for source plasma. The Consortium is co-funded by four plasma fractionation companies, one of which is Baxter. The Consortium, which is a separate entity from its members, provides research and development funding worldwide for technologies to improve the safety of source plasma. The agreement includes an initial commitment of approximately $2.0 million to fund development of Cerus' proprietary technology for use with source plasma. The initial term of the agreement is approximately 18 months, ending June 30, 2000. The agreement contemplates funding by the Consortium through the regulatory approval phase, with future commitments to be determined by the Consortium annually. The agreement provides for Cerus to pay the Consortium a royalty on potential product sales.

INDEMNIFICATION AND LIMITATION OF DIRECTOR AND OFFICER LIABILITY

         In July 1996, the Board authorized Cerus to enter into indemnity agreements with each of the Company's directors, executive officers, Controller and Director of Finance. The form of indemnity agreement provides that Cerus will indemnify against any and all expenses of the indemnified person who incurred such expenses because of his or her status as a director, executive officer, Controller or Director of Finance, to the fullest extent permitted by Cerus' Bylaws and Delaware law. In addition, Cerus' Bylaws provide that Cerus shall indemnify its directors and executive officers to the fullest extent permitted by Delaware law, subject to certain limitations, and may also secure insurance, to the fullest extent permitted by Delaware law, on behalf of any director, officer, employee or agent against any expense, liability or loss arising out of his or her actions in such capacity.

         Cerus' Restated Certificate of Incorporation contains certain provisions relating to the limitation of liability of directors. Cerus' Restated Certificate provides that a director shall not be personally liable to Cerus or its stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payment of dividends or unlawful stock repurchases or redemptions, or (iv) for any transaction from which the director derived an improper benefit. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of a Cerus director shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended. The provision in the Restated Certificate does not eliminate the duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.


                                  LEGAL MATTERS

         The validity of the shares of common stock offered hereby will be passed upon by Cooley Godward LLP.


                                     EXPERTS

         Ernst & Young LLP, independent auditors, have audited the financial statements included in our Annual Report on Form 10-K for the three years ended December 31, 1998, as set forth in their report which is incorporated in this prospectus by reference. Our financial statements are incorporated by reference in reliance upon Ernst & Young LLP's report given on their authority as experts in accounting and auditing.



                                      21.